                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              Hartville Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    417287109
                                    ---------
                                 (CUSIP Number)

                                Richard O. Berner
                               c/o John Lang, Inc.
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 584-2100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2007
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ISLANDIA, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  103,706,559
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              103,706,559
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    103,706,559
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN LANG, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  103,706,559
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              103,706,559
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    103,706,559
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  103,706,559
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              103,706,559
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    103,706,559
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EDGAR BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  103,706,559
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              103,706,559
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    103,706,559
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  103,706,559
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              103,706,559
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    103,706,559
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the Schedule  13D  initially  filed by Islandia,  L.P.  This  Amendment  No. 4 amends the Schedule 13D as specifically set forth.

            Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the Company's  securities  owned by
Islandia is $7,956,894.31. Such securities were acquired with partnership funds.

            Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION.

            Pursuant to a Securities Purchase Agreement, dated as of May 8, 2007
(the "May 2007 Purchase  Agreement"),  Islandia purchased from the Company,  for
$1,000,000,  an original issue discount secured convertible debenture due May 8,
2010 in the principal amount of  $1,265,822.75  (the "May 2007 Debenture") and a warrant to purchase  8,438,819  shares of Common Stock (the "May 2007 Warrant").
The May 2007  Debenture is convertible  into Common Stock at a conversion  price equal to $0.15 per share.  The May 2007  Warrant has an exercise  price of $0.15 per share and expires on May 8, 2011.  The Company is  obligated to register for resale the shares of Common Stock  underlying the May 2007 Debenture and the May
2007 Warrant pursuant to the terms of a registration  rights agreement (the "May
2007 Registration Rights  Agreement").  Each of the May 2007 Purchase Agreement,
May 2007 Debenture,  May 2007 Warrant and May 2007 Registration Rights Agreement
is filed as an exhibit hereto and incorporated herein by reference.

            Item 5(a) is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each Reporting  Person is based upon  142,075,577  shares  outstanding, which is the 55,799,885 shares  outstanding as of April 13, 2007, as reported in the Company's  Definitive  Proxy Statement on Schedule 14A, plus an aggregate of
86,275,692  shares of Common Stock  issuable upon the  conversion or exercise of the 2004 Warrant, 2005 Warrant, 2006 Warrant, 2006 Debenture, 2007 Warrant, 2007
Debenture, May 2007 Warrant and May 2007 Debenture.

            As of the close of business on May 14, 2007,  Islandia  beneficially owned 103,706,559 shares of Common Stock (consisting of (i) 17,430,867 shares of
Common Stock (including 14,656,563 shares of Common Stock issued upon conversion of the 2004 Debenture and 2005 Debenture) owned by Islandia, (ii) 888,284 shares of Common Stock  issuable upon the exercise of the 2004  Warrant,  (iii) 999,222 shares  of  Common  Stock  issuable  upon  exercise  of the 2005  Warrant,  (iv)
25,316,456  shares  of  Common  Stock  issuable  upon  conversion  of  the  2006
Debenture,  (v) 25,316,456  shares of Common Stock issuable upon exercise of the
2006 Warrant,  (vi) 8,438,818 shares of Common Stock issuable upon conversion of the 2007  Debenture,  (vii)  8,438,818  shares of  Common  Stock  issuable  upon

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

exercise of the 2007 Warrant,  (viii)  8,438,819 shares of Common Stock issuable upon  conversion of the May 2007 Debenture and (ix)  8,438,819  shares of Common
Stock   issuable   upon  exercise  of  the  May  2007   Warrant),   constituting
approximately  73.0% of the Common Stock outstanding.  As the general partner of
Islandia,  John Lang may be deemed to beneficially own the 103,706,559 shares of
Common Stock owned by Islandia,  constituting  approximately 73.0% of the Common
Stock  outstanding.  As the President of John Lang, Richard Berner may be deemed to beneficially  own the  103,706,559  shares of Common Stock owned by Islandia, constituting  approximately  73.0% of the Common  Stock  outstanding.  As a Vice
President of John Lang,  each of Edgar Berner and Thomas Berner may be deemed to beneficially  own the  103,706,559  shares of Common  Stock  owned by  Islandia, constituting  approximately 73.0% of the Common Stock outstanding.  Each of John
Lang,  Richard  Berner,  Edgar  Berner and Thomas  Berner  disclaims  beneficial ownership of the shares of Common Stock owned by Islandia,  except to the extent of their pecuniary interest therein.

            Item 7 is hereby amended to include the following exhibits:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            20. May 2007 Securities Purchase Agreement.

            21. May 2007 Debenture.

            22. May 2007 Warrant.

            23. May 2007 Registration Rights Agreement.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007                 ISLANDIA, L.P.

                                    By: John Lang, Inc.
                                        General Partner

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    JOHN LANG, INC.

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Richard Berner,
                                        Individually

                                    /s/ Edgar Berner
                                    ----------------------------------------
                                    EDGAR BERNER

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Thomas Berner,
                                        Individually

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint Filing Agreement by and among Islandia,                (1)
      L.P., John Lang, Inc., Richard O. Berner, Edgar R.
      Berner and Thomas Berner, dated August 10, 2006.

2.    2004 Securities Purchase Agreement.                          (1)

3.    2004 Debenture.                                              (1)

4.    2004 Warrant.                                                (1)

5.    2004 Registration Rights Agreement.                          (1)

6.    Amendment Agreement.                                         (1)

7.    2005 Debenture.                                              (1)

8.    2005 Warrant.                                                (1)

9.    2006 Securities Purchase Agreement.                          (1)

10.   2006 Debenture.                                              (1)

11.   2006 Warrant.                                                (1)

12.   2006 Registration Rights Agreement.                          (1)

13.   Conversion Agreement.                                        (1)

14.   2007 Securities Purchase Agreement.                          (1)

15.   2007 Debenture.                                              (1)

16.   2007 Warrant.                                                (1)

17.   2007 Registration Rights Agreement.                          (1)

18.   Powers of Attorney                                           (1)

19.   Palisades Purchase Agreement                                 (1)

20.   May 2007 Securities Purchase Agreement.                      (2)

21.   May 2007 Debenture.                                          (2)

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

22.   May 2007 Warrant.                                            (2)

23.   May 2007 Registration Rights Agreement.                      (2)

-----------------------
(1)   Previously filed.

(2)   Incorporated  by reference  to the  Company's  Current  Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2007